August 8, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Meetinghouse Bancorp, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-180026

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Meetinghouse Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Friday, August 10, 2012 at 10:00 a.m. Eastern Time or as soon thereafter as practicable.

Sincerely,

KEEFE, BRUYETTE & WOODS, INC.

/s/ Allan D. Jean
Name:	Allan D. Jean
Title:	Vice President

Keefe, Bruyette & Woods • 10 S. Wacker Dr., Suite 3400 • Chicago, IL 60606

312.423.8200 • Toll Free:  800.929.6113 • Fax:  312.423.8232